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SEC FILE NUMBER 001-35911

CUSIP NUMBER 001600105

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ N-CSR
For Period Ended: August 3, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
ALCO Stores, Inc.
Full Name of Registrant

Former Name if Applicable

751 Freeport Parkway
Address of Principal Executive Officer (Street and Number)

Coppell, Texas 75019
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-15(b), the following should be completed.  (Check box if appropriate)

☒
(a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ALCO Stores, Inc. Stores (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended August 3, 2014 within the prescribed time period without unreasonable effort or expense.  The delay is substantially the result of (i) an entirely new board of directors was elected on August 29, 2014, (ii) a new interim chief executive officer of the Company was appointed on September 4, 2014, and (iii) the Company continues its process of hiring a full-time chief financial officer. As a result of the foregoing, the Company requires additional time file its quarterly report on Form 10-Q for the quarter ended August 3, 2014.  The Company intends to file its quarterly report on Form 10-Q for the quarter ended August 3, 2014 on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Brian Assmus (469) 322-2900 (Name) (Area Code) (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).              Yes ☒     No ☐

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total operating revenues of $110.7 million and operating loss of $8.0 million for the quarter ended August 3, 2014, compared to total operating revenues of $117.7 million and operating income of $0.5 million reported for the quarter ended August 4, 2013. The decline in operating revenues and operating income were primarily due to an 8.1% decrease in customer transactions occurring at a same-store (stores open at end of reporting period that have reached their fourteenth month of operation), a decline in gross margin due to decline in sales, and an increase in SG&A.  Continued financial losses has resulted in diminished liquidity for the Company’s operations, and the Company’s borrowing availability is now under more stringent conditions by the Company’s lenders.  All financial information related to the quarter ended August 3, 2014 in this Form 12b-25 is preliminary in nature, is based on internal information and remains subject to further review and finalization of the Company's reporting process.  Such information is presented as of the date of this filing and, except as required by law, the Company undertakes no obligation to update any of this financial information.

                    ALCO Stores, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 17, 2014                                                        By:/s/Brian Assmus
                                      Name: Brian Assmus
                    Title: Controller, Treasurer, and Principal Financial
                    and Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be field with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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